Proskauer Rose (UK) LLP 110 Bishopsgate London EC2N 4AY

Peter Castellon
Member of the Firm
D: +44 (20) 7280-2091
F: +44 (20) 7280-2001
pcastellon@proskauer.com
www.proskauer.com

July 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:              Ms. Suzanne Hayes

Re:                             TiGenix
Amendment No. 3 to Registration Statement on Form F-1

Filed July 6, 2016

File No. 333-208693

Dear Madam,

On behalf of TiGenix (the “Company”), we submit this letter and attachments in response to comments from the staff of the Securities and Exchange Commission received by letter dated July 12, 2016, relating to the above-referenced amendment to the registration statement of the Company on Form F-1 filed with the Commision on July 6, 2016.

The Company is publicly filing via EDGAR a further revised registration statement on Form F-1, which includes changes to reflect responses to the staff’s comments as well as to update the Company’s disclosure.

In this letter, we have recited the comments from the staff in italicized type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the Company’s responses to the staff’s comments correspond to the pagination of the revised registration statement.

The responses provided herein are based upon information provided to Proskauer Rose (UK) LLP by the Company.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Prospectus Summary, page 1

1.              Please revise the discussion of Cx601 to clarify that as of this time, EMA authorization has not been granted. Additionally, revise your disclosures related to the expected Cx601 launch in the second half of 2017 and your expected royalty payments from Takeda to specifically clarify that these expectations are conditioned on the EMA granting authorization, which is not guaranteed.

Response to Comment 1:

We have amended the disclosure on Cx601 throughout the document to clarify that as of this time, Cx601 has not received marketing authorization from the EMA. In addition, we have revised our disclosure related to the expected launch of Cx601 in the second half of 2017 and the expected royalty payments from Takeda throughout the document to specifically clarify that these expectations are conditioned on the EMA granting authorization.

* * * *

Please do not hesitate to contact me at +44 (20) 7280-2091 with any questions or comments regarding this response letter or the revised registration statement.  Thank you for your assistance.

Sincerely,

/s/ Peter Castellon

Peter Castellon

cc:           Eduardo Bravo, TiGenix